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SECUR IMISSION

02021371

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49901

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2002 WASH, D.C. 354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mueller & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

242 4th Street
(No. and Street)

Lakewood	NJ	08701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph M. Owsinski — 732-747-7703 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Moshe Mueller, or affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mueller & Company, Inc., as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Mordechai Eisenberg
Notary Public - New Jersey
My Commission Expires:
08/17/2004

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

MUELLER & COMPANY, INC.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2001

TABLE OF CONTENTS

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS
1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460
FAX (215) 884-8686

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

MEMBERS OF
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Mueller & Company, Inc.

We have audited the accompanying statement of financial condition of Mueller & Company, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mueller & Company, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II (including information relating to the possession or control requirements), is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 19, 2002

Sanville & Company
Certified Public Accountants

MUELLER & COMPANY, INC.
Statement of Financial Condition
December 31, 2001

ASSETS		
Cash and cash equivalents	$	158,230
Securities owned:		
Non-marketable, at estimated fair value (Note 3)		4,267
Deposit with clearing broker		35,000
Receivable from clearing broker		117,329
Receivables from non-customers		352,139
Prepaid expenses and deposits		9,421
Fixed assets, net (Note 4)		72,325
Organization costs, net		703
Total assets	$	749,414
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$	22,779
Total liabilities		22,779
Commitments and contingent liabilities		
Subordinated borrowings (Note 7)		115,000
Stockholder's Equity:		
Common stock, $.01 par value, authorized - 1,000 shares, issued and outstanding - 500 shares		5
Additional paid in capital		34,995
Retained earnings		576,635
Total stockholder's equity		611,635
Total liabilities and stockholder's equity	$	749,414

The accompanying notes are an integral part of these financial statements.

MUELLER & COMPANY, INC.
Statement of Operations
For the Year Ended December 31, 2001

REVENUE	
Commissions on exchanged listed equity securities	$ 859,372
Commissions from private placements	40,391
Net gains from firm trading	2,201
Net losses from firm investment accounts	(1,510)
Revenue from sale of investment company shares	8,586
Interest income	46,086
Other revenue	66,785
Total revenue	1,021,911
EXPENSES	
Salaries and other employment costs	463,191
Clearing charges	229,186
Quotation services	136,142
Professional fees	74,693
General office expense	60,985
Depreciation and amortization	48,869
Occupancy costs	26,031
Other	23,940
Communications	23,363
Travel and promotion	20,726
Regulatory fees and expenses	12,121
Interest, includes interest on subordinated borrowings of $5,752	7,840
Total expenses	1,127,087
Net loss	$ (105,176)

The accompanying notes are an integral part of these financial statements.

MUELLER & COMPANY, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2001

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2001	500	$ 5	$ 34,995	$ 921,811	$ 956,811
Distributions to shareholders	-	-	-	(240,000)	(240,000)
Net loss	-	-	-	(105,176)	(105,176)
Balance at December 31, 2001	500	$ 5	$ 34,995	$ 576,635	$ 611,635

The accompanying notes are an integral part of these financial statements.

MUELLER & COMPANY, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2001

Subordinated borrowings at January 1, 2001	$ 115,000
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2001	$ 115,000

The accompanying notes are an integral part of these financial statements.

MUELLER & COMPANY, INC.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(105,176)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		48,869
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Securities owned		261,858
Receivable from clearing broker		(24,789)
Receivable from non-customers		(79,721)
Prepaid expenses and deposits		17,770
Deposit with clearing broker		320,658
Increase (decrease) in liabilities:		
Payable to clearing broker		(137,487)
Accounts payable and accrued expenses		(66,335)
Securities sold not yet purchased		(813)
Net cash provided by operating activities		234,834
Cash flows from financing activities:		
Distributions to shareholders		(240,000)
Net cash expended in financing activities		(240,000)
Cash flows from investing activities:		
Purchase of property and equipment		(1,783)
Net cash expended in investing activities		(1,783)
Net decrease in cash		(6,949)
Cash and cash equivalents at beginning of year		165,179
Cash and cash equivalents at end of year	$	158,230
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest paid	$	7,840
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Mueller & Company, Inc. ("The Company") is a registered securities broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD") and is incorporated in Delaware. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Revenue - Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

Fair value of securities - Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

The market value of securities owned is determined by the Company utilizing quoted market prices, dealer quotes and prices obtained from independent third parties. Other securities with no ready market are valued at fair value as determined by management.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which because of the short-term nature of the financial instruments, approximate current fair value.

Investment banking fees - Fees for investment banking services are recorded when the transaction has been completed. Expenses are recorded as incurred.

Concentration of credit risks - The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Depreciation - Fixed asset purchases are classified as five or seven-year property for depreciation purposes. They are depreciated under accelerated methods.

Organization costs - The Company amortizes organization costs, primarily professional fees, using the straight-line method over sixty months.

Income taxes - The Company has elected to be taxed as an S Corporation effective January 1, 1998. Thus the Company makes no provision for federal income taxes, the sole stockholder is responsible for the payment of tax on the Company's taxable income.

2. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES (Continued)

Deferred taxes - The Company recognizes deferred New Jersey State S - Corporation taxes primarily due to a difference in depreciation methods for financial statement reporting purposes and income tax reporting purposes. Additionally, the unrealized appreciation or depreciation of securities in the firm investment account is not recognized for income tax purposes.

Use of estimates - The financial statements are prepared using the accrual basis of accounting. Generally accepted accounting principles require management under certain circumstances to use accounting estimates. Actual results could differ from these estimates.

Cash and cash equivalents - The Company includes as cash and cash equivalents amounts invested in money market funds.

3. SECURITIES OWNED

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2001 these securities at estimated fair value consist of the following:

Corporate stocks	$	6
Warrants		4,261
	$	4,267

4. FIXED ASSETS

Property and equipment consisted of the following at December 31, 2001:

Furniture and equipment	$	135,906
Automobile		59,655
Less: accumulated depreciation		(123,236)
	$	72,325

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will principally operate in accordance with the exemptive provisions of paragraph K)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through Fiserv Securities, Inc. on a fully disclosed basis.

6. TRANSACTIONS WITH AFFILIATES

The Company rents its offices under a sublease agreement with an affiliated company on a month to month basis. The rent for the year ended December 31, 2001 totalled $18,540.

The Company has management agreements with affiliated companies. The Company paid $16,480 for the year ended December 31, 2001 for services under such agreements.

7. SUBORDINATED BORROWINGS

The borrowing under subordination agreement at December 31, 2001 is represented by a subordinated note, 5.00% annual interest rate, due May 21, 2003. Interest expense for the year ended December 31, 2001 totaled $5,752. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

8. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the SEC, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital of $284,902 which was $234,902 in excess of its required net capital of $50,000. The Company's net capital ratio was .08 to 1.

9. PROFIT SHARING AND SAVINGS PLAN

The Company has a Profit Sharing and Savings Plan (the "Plan") which provides for discretionary Company contributions and/or a salary deferral at the option of the employee. The Plan has an optional Company matching clause, and covers substantially all employees of the Company who meet certain age and length of employment requirements.

Under the salary deferral plan eligible employees may contribute to the Plan any whole percentage of their compensation to the limitations of the Internal Revenue Code and the Company may make discretionary matching contributions and/or discretionary contributions. The Company did not make a contribution in connection with these plans for the year ended December 31, 2001.

MUELLER & COMPANY, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 611,635
Deduct stockholder's equity not allowable for Net Capital:	-
Total stockholder's equity qualified for Net Capital	611,635
Add:	
Subordinated borrowings allowable in computation of net capital	115,000
Total capital and allowable subordinated borrowings	726,635
Deductions and/or charges:	
Non-allowable assets:	
Non-marketable securities	2,700
Fixed assets	72,325
Receivables from non-customers	352,139
Prepaid expenses and other assets	9,421
Organizational costs	703
Total non-allowable assets	437,288
Net Capital before haircuts on securities positions	289,347
Trading and investment securities:	
Other securities	1,564
Money market funds	2,881
Total haircuts	4,445
Net Capital	$ 284,902

MUELLER & COMPANY, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2001

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	22,779
Total aggregate indebtedness	$	22,779
Percentage of aggregate indebtedness to Net Capital		8%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net Capital (6 2/3% of $22,779)	$	1,519
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	50,000
Net Capital requirement	$	50,000
Excess Net Capital	$	234,902
Excess Net Capital at 1000%	$	282,624

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

MUELLER & COMPANY, INC.
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001

(215) 884-8460
FAX (215) 884-8686

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Mueller & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Mueller & Company, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
February 19, 2002